12012183

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 29 2012
Washington DC

SEC FILE NUMBER
8-42262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SANDGRAIN SECURITIES LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1050 FRANKLIN AVENUE – SUITE 302
(No. and Street)

GARDEN CITY	**NY**	**11530**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER GRASSEL **(516) 750-7800**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLC
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **NANCY CHINCHAR**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SANDGRAIN SECURITIES LLC**, as of **DECEMBER 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

2/27/2012

JON HEIMOWITZ
Notary Public, State of New York
No. 01HE4991099
Qualified in Nassau County
Commission Expires July 16, 2014

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (I) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SANDGRAIN SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

SANDGRAIN SECURITIES, LLC
(A Limited Liability Company)
DECEMBER 31, 2011

TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Member
Sandgrain Securities, LLC

We have audited the accompanying statement of financial condition of Sandgrain Securities, LLC (a limited liability company) (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sandgrain Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 29, 2012

SANDGRAIN SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	88,757
Receivables from clearing organization		140,876
Deposit with clearing organization		100,000
Securities owned, at fair value		1,963
Employee receivables		4,500
Furniture and equipment, net		20,241
Prepaid expenses and other assets		90,752
TOTAL ASSETS	$	447,089

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Commission payable	$	57,479
Accounts payable and accrued expenses		53,419
Subordinated borrowings		250,000
Total liabilities		360,898
Commitments and contingencies (Note 12)		
Member's equity		86,191
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	447,089

See accompanying notes to statement of financial condition.

SANDGRAIN SECURITIES, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Sandgrain Securities, LLC (a limited liability company) (the "Company"), formerly Sandgrain Securities, Inc., is a member of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company also acts as an agent in the private placement of securities. The Company is a certified women-owned business enterprise.

Until January 1, 2012, the Company was a wholly-owned subsidiary of United Business Owners, Inc. ("UBO", the "Parent"), having been incorporated under the laws of the state of New York in October 1989. In connection with the purchase of a substantial portion of the Company on January 1, 2012 (see Note 11), Sandgrain Securities, Inc. converted from a corporation to a New York limited liability company in December 2011. Since the Company is now a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, unless the member has signed a specific guarantee.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Furniture and equipment
Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

Uncertain tax positions
The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Fair value measurements
The Company follows the guidance in FASB ASC 820, *Fair Value Measurements and Disclosures.* Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)
investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability, and, inputs which are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Subsequent events
The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. Notes 6, 11, 12 and 14 describe the events that occurred subsequent to December 31, 2011.

NOTE 3. EMPLOYEE RECEIVABLES

Employee receivables include advances against future commissions to be earned by employees, and loans. The advances are generally short term and are recovered from the commissions generated by these employees. Loans to employees are longer in duration and are covered by promissory notes. Payment terms vary. Advances and loans are non-interest bearing. The Company has provided an allowance for those advances and loans that are considered doubtful of recovery. At December 31, 2011, the net amount of advances and loans was $4,500.

NOTE 4. RECEIVABLE AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization primarily represents cash of approximately $141,000, and a deposit with the clearing organization of $100,000 that is required by the clearing agreement.

NOTE 5. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table summarizes the Company's assets required to be measured at fair value on a recurring basis at December 31, 2011:

		Fair Value Measurements at Reporting Date Using			
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation Technique
Assets:					
Money market fund	$ 23,293	$ 23,293	$ -	$ -	(a)
Equity securities	118	118	-	-	(a)
Non-readily marketable equity securities	1,845	-	1,845	-	(a)
Total	$ 25,256	$ 23,411	$ 1,845	$ -	

Money market funds and equity securities owned are included in Level 1 as they are valued at quoted market prices. Level 2 equity securities are also valued at the latest quoted market prices but are treated as Level 2 due to their limited market activity.

During the year ended December 31, 2011, there were transfers out of and sales of Level 3 securities. The following table identifies the transfers between Level 2 and Level 3 securities. Furthermore, the table identifies losses and sales in relation to the sale of the Company's Level 3 investments in accordance with the FASB ASC 820 fair value levels:

	Level 3
Balance - January 1, 2011	$ 24,082
Transfers out of Level 3	(1,845)
Total gains or losses	(3,554)
Purchases, issuances, sales, and settlements	(18,683)
Balance - December 31, 2011	$ -

NOTE 6. INCOME TAXES

With the conversion of the Company to a limited liability company, the Company is treated as a disregarded entity for tax purposes and, as such, is not liable for federal or state taxes. With the addition of members on January 1, 2012, the Company became a partnership for income tax purposes. Existing net operating loss carryforwards prior to the conversion of the Company to a limited liability company will be utilized by the Parent against the gain recognized by the Parent on the conversion. Net operating losses not utilized, if any, will be lost.

With few exceptions, the consolidated tax returns filed by the Parent with the Company prior to the conversion to a limited liability company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2008.

NOTE 7. OFF-BALANCE SHEET AND CREDIT RISK

The Company clears all securities transactions through another broker-dealer on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The Company seeks to control the risk associated with non-performance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. The Company also acts as an agent in the private placements of securities. As of December 31, 2011, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

The Company's cash and securities owned that are held at its clearing broker are subject to the credit risk of the clearing broker. The Company maintains cash in bank accounts that, at times, may exceed federally-insured limits.

NOTE 8. FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at December 31, 2011:

Furniture	$	153,395
Equipment		236,762
Leasehold improvements		10,890
		401,047
Less: accumulated depreciation and amortization		(380,806)
Furniture and equipment, net	$	20,241

NOTE 9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2011:

Operating expenses	$	21,827
Deferred rent		31,592
	$	53,419

NOTE 10. RELATED-PARTY TRANSACTIONS

At December 31, 2011, the Company had borrowings of $250,000 from its Parent, which were unconditionally subordinated to all claims of general creditors pursuant to a written agreement. The subordination agreement is subject to the rules and regulations of the SEC, and, accordingly, the borrowings are available in computing net capital, as defined. Under the terms of the purchase agreement (see Note 11), the subordinated loan was converted to equity in the Company on January 1, 2012.

NOTE 11. PURCHASE AGREEMENT

On January 1, 2012, the Company and its Parent entered into a purchase agreement (the "Agreement") to sell 85% of its common units. As part of the Agreement, the Company issued preferred units to the purchasers for a total of $2,000,000, representing 100% of the Company's preferred units. In addition, the subordinated borrowings between the Company and UBO (see Note 10) was converted into equity of the Company in accordance with the terms of the Agreement. Application for the change in ownership has been filed with FINRA and the Company is awaiting approval of the transaction.

NOTE 12. COMMITMENTS AND CONTINGENCIES

Employment agreements

In connection with the Agreement, the Company entered into employment agreements with three key employees that will expire on December 31, 2014, two of which can be automatically extended for additional one-year terms. These two agreements can be terminated without cause upon written notice, as described in the agreements, by the employee or the Company to the other party, or by death or for cause. If these agreements are terminated, the Company is required to pay the unpaid base salary for the unexpired portion of the agreements, plus bonus for each year of the unexpired term. These two agreements provide for annual base salaries totaling $295,000 and an annual bonus of a minimum of $50,000. Payment of salary under the third employee agreement amounting to $150,000, requires the Company to be profitable and such salary will be agreed upon at that time by the Company and the employee. This agreement cannot be extended, and can also be terminated under similar terms noted above.

NOTE 12. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Office leases

The Company leases office space and equipment under operating leases that expire at varying dates through February 28, 2017. The office lease contains provisions for future rent increases. The total amount of office lease payments due under the lease terms is reflected in operations on the straight-line method over the term of the lease. The difference between rental expense recorded and the amount of rent actually paid is reflected in the statement of financial condition and included in "Accounts payable and accrued expenses." Future minimum annual payments required as of December 31, 2011, are as follows:

Year ending December 31:	Minimum Lease Payments
2012	$ 166,800
2013	162,600
2014	166,900
2015	171,400
2016	165,400
Thereafter	40,800
Total	$ 873,900

The Company anticipates entering into a sublease with one of the new owners when the Company relocates its offices during the second quarter of 2012. The new owner is negotiating with the landlord and it is anticipated that the Company will be released from the obligations under the existing lease as noted above.

NOTE 13. REGULATORY REQUIREMENTS

As a broker-dealer and member organization of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2011, the Company had net capital of $218,089, which was in excess of the Company's required minimum net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 51%.

SANDGRAIN SECURITIES, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

NOTE 14. SUBSEQUENT EVENTS

The following unaudited balance sheet gives effect to the transaction described above and in the purchase agreement, as if it had occurred on December 31, 2011.

	Historical	Proforma Adjustments		Proforma
Total assets	$ 447,089	$ 2,000,000		$ 2,447,089
Liabilities:				
Operating payables	$ 110,898	$ -		$ 110,898
Subordinated borrowings	250,000	(250,000)	Note 10	-
Total liabilities	360,898	(250,000)		110,898
Member's equity	86,191	-		-
Common units	-	250,000	Note 11	-
Preferred units	-	2,000,000	Note 11	2,336,191
Total liabilities and member's equity	$ 447,089	$ 2,000,000		$ 2,447,089

The Company's unaudited net capital under SEC Rule 15c3-1 (as described in Note 13), after giving effect to the above transaction, would be approximately $2,218,000.